
November 9, 2023

Andre Maciel
Global Chief Financial Officer
Kraft Heinz Company
One PPG Place
Pittsburgh, PA 15222

> **Re: Kraft Heinz Company**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **File No. 001-37482**

Dear Andre Maciel:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Office of Manufacturing